United Bancorp, Inc.
2723 South State Street
Ann Arbor, Michigan 48104
(734) 214-3700

November 29, 2010

VIA EDGAR

Securities and Exchange Commission
   Attention: Michael R. Clampitt, Senior Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Bancorp, Inc. Amendment No. 2 to Form S-1 Registration Statement (No. 333-169717) Request for Acceleration of Effective Date

Ladies and Gentlemen:

          On November 29, 2010, United Bancorp, Inc. ("United") filed its Pre-Effective Amendment No. 2 to Form S-1 Registration Statement (No. 333-169717) (the "Form S-1/A2") with the Securities and Exchange Commission. United respectfully requests that the Commission declare the S-1/A2 effective on December 2, 2010, at 3:30 p.m., Washington D.C. time, or as soon thereafter as possible.

          United acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve United from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.

United may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNITED BANCORP, INC.

By	/s/ Randal J. Rabe
Randal J. Rabe Executive Vice President and Chief Financial Officer